SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                           ---------------------

                               SCHEDULE 13E-4
                       ISSUER TENDER OFFER STATEMENT
   (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                             (AMENDMENT NO. 1)


                             ACXIOM CORPORATION
                              (Name of Issuer)

                          ACXIOM/MAY & SPEH, INC.
                    (Name of Person(s)Filing Statement)

              5 1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2003
                       (Title of Class of Securities)

                                  57777AAA
                   (CUSIP Number of Class of Securities)


                              ERIC LOUGHMILLER
                          Acxiom/May & Speh, Inc.
                              1501 Opus Place
                       Downers Grove, Illinois 60515
                               (630) 964-1501
               (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of the Person(s)
                             Filing Statement)

                                 COPIES TO:

                          J. MICHAEL SCHELL, ESQ.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                             New York, NY 10022
                               (212) 735-3000


                              October 23, 1998
   (Date Tender Offer First Published, Sent or Given to Security Holders)


                         CALCULATION OF FILING FEE

 Transaction Valuation*:               Amount of Filing Fee:

 $115,838,542                          $23,168


      * The transaction value shown is only for the purpose of calculating the filing fee. The amount shown reflects the cost of purchasing $115,000,000 principal amount of Notes at the repurchase price (100% of the principal amount of the Notes, plus accrued interest to the date of repurchase) as of November 20, 1998 (the initial expiration date of the Offer). The amount of the filing fee is calculated in accordance with
 Section 13(e)(3) of the Securities Exchange Act of 1934, as amended.

 (X) Check box if any part of the fee is offset as provided in Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $23,168    Filing Party: Acxiom/May & Speh, Inc.
      Form or Registration No.:          Date Filed:  October 23, 1998
        Schedule 13E-4




                             INTRODUCTORY NOTE

           This Amendment No. 1 to the Issuer Tender Offer Statement on
 Schedule 13E-4 (the "Statement") which constitutes the final amendment to the Statement is filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Act"), and relates to the offer (the "Offer") by Acxiom/May & Speh, Inc. ("May & Speh"), a wholly owned subsidiary of Acxiom Corporation to purchase for cash all of its outstanding 5 1/4% Convertible Subordinated Notes due 2003 (the "Notes"). The Offer was terminated at 5:00 p.m., New York City time, on November 20, 1998.

 Item 4.   Interest in Securities of the Issuer.

           Item 4 is hereby amended by adding the following paragraph:

           The Offer was terminated at 5:00 p.m., New York City Time, on November 20, 1998. As of such date, no Notes were tendered in the Offer. Accordingly, May & Speh has not purchased any Notes in connection with the Offer.



                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


 Dated:  December 3, 1998                ACXIOM/MAY & SPEH, INC.


                                         By /s/ Eric Loughmiller
                                           ------------------------------
                                         Name:  Eric Loughmiller
                                         Title: Chief Financial Officer